UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For August 10, 2006

Commission File No. 000-30668

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, P.O.B 266, Rehovoth 76100, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7) ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated herein by reference is the Registrant’s press release entitled “Nova Measuring Instruments names Gabi Seligsohn President and Chief Executive Officer”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 10, 2006	Nova Measuring Instruments Ltd (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:

Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gkir.com
http://www.nova.co.il	Kenny@gkir.com

NOVA MEASURING INSTRUMENTS NAMES GABI SELIGSOHN
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Rehovoth, Israel – August 10, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated metrology and process control for the semiconductor industry, today announced that Mr. Gabi Seligsohn has been named President and Chief Executive Officer, succeeding co-founder Dr. Giora Dishon, who will remain a member of the board of directors. Co-founder Dr. Moshe Finarov, CTO and Vice President of Technology, is also stepping down but will continue to serve as a director.

“Nova is fortunate to have an executive with Gabi’s breadth of experience and global perspective to lead the company during its next phase of growth,” said Dr. Micha Brunstein, Chairman of Nova’s board of directors. “He has a proven track record in developing key customer relationships and strategic alliances, expanding operations and improving performance.”

Mr. Seligsohn, an eight-year Nova veteran, has been Executive Vice President, Global Business Management Group since 2005. He also served as President of Nova’s U.S. subsidiary, established the company’s OEM group and managed several key account relationships. Prior to joining Nova, he held positions in sales at Digital Equipment Corporation. Mr. Seligsohn has lived in the United States and Israel for several years and was educated in England. He holds a Law degree with honors from the University of Reading in Berkshire, U.K.”

“On behalf of the board and Nova’s employees, I would like to thank co-founders Giora Dishon and Moshe Finarov for their various contributions over the years,” said Dr. Brunstein. “Under Giora’s leadership during the past 13 years, the company pioneered integrated metrology, built an extensive patent portfolio, and has become the worldwide market leader in the segment with a customer roster of all the top semiconductor companies and major semiconductor equipment manufacturers.”

Dr. Dishon said, “This is the right time to implement a transition. We built a market-leading company from the ground up based on truly innovative technology and, recently, we introduced several new products that have been extremely well-received by our customers. In addition, we have expanded our addressable market via the HyperNex acquisition. As the company enters a new phase, Moshe and I have tremendous confidence that, under Gabi’s leadership, Nova will be able to capitalize on these opportunities. We both look forward to continuing to contribute as members of the board.”

“I’m excited about expanding my role,” said Mr. Seligsohn. “We have excellent technology, a strong global organization, growing revenues, and ample opportunities in one of the fastest growing segments of the industry. Bookings have increased for the past 6 quarters and we are dedicated to supporting our customers as they ramp up. I look forward to building on this momentum while also laying the foundation for future growth and profitability.”

About Nova

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance., Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  our ability to successfully complete our integration of HyperNex, our ability to leverage our existing channels to expand into the market for X-Ray diffraction metrology, changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.